

Mail Stop 7010

April 6, 2009

Mr. Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA 15222

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-14818**

Dear Mr. Donahue:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Exhibit 13.01

Management's Discussion and Analysis, page 3

Asset Highlights, page 8

2. Please separately present and discuss any significant components, including changes in the market value of securities held by funds, included in the other line item in your table of Equity and Fixed Income fund managed assets. In this regard, the other line item for Equity funds during 2008 represents approximately 89% of the total change from the beginning to ending asset balance.

3. Please consider also disclosing assets under management for Money Market, Equity, and Fixed Income by sectors (such as real estate, banking, consumer products, etc.) as of each balance sheet date. This disclosure should be supplemented by revisions to your MD&A that provide a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented.

4. Please tell us what consideration you gave to presenting changes in Money Market funds in a similar manner to your presentation of Equity and Fixed Income funds.

5. With regards to redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

Results of Operations, page 11

6. In addition to your current revenue discussion, please also discuss changes in the ratio of revenues earned from managed assets to average managed assets for each period presented.

Contractual Obligations and Contingent Liabilities, page 14

7. Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Liquidity and Capital Resources, page 15

8. Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:

   - You reported positive working capital of $41.7 million at December 31, 2007 and a working capital deficit of $101 million at December 31, 2008. Please also disclose how long you anticipate being in a working capital deficit position and how you plan to eliminate this working capital deficit;
   - The decrease in liquid assets of 52% from $173.4 million at December 31, 2007 to $82.5 million at December 31, 2008; and
   - The decrease in the amount available under your credit facility from $200 million at December 31, 2007 to $163 million at December 31, 2008.

   Refer to Items 303(a)(1) and (2) of Regulation S-K.

9. You disclose your required and actual financial covenant ratios as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Critical Accounting Policies, page 17

10. Substantially all of your revenue is calculated based on the value of assets under management. Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the calculation of assets under management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify assets under management as a critical accounting policy. We believe the following disclosures may be useful to investors:

   - Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;
   - Detailed discussion of the material estimates and assumptions used in each of the models; and
   - Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Statements of Cash Flows, page 30

11. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, page 31

(i) Property and Equipment, page 32

12. You disclose that as property and equipment are taken out of service, any residual net book value is reflected as a loss in the nonoperating income (expenses) – other, net line item. Please tell us the amount of gains or losses recorded during each period presented as well as how you determined it was appropriate to exclude these amounts from your determination of operating income. See paragraph 45 of SFAS 144.

(k) Intangible Assets, page 33

13. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - A qualitative and quantitative description of the material assumptions used in determining fair value and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

(m) Foreign Currency Translation, page 34

14. Please disclose the aggregate amount of the transaction gain or loss that is reflected in the operating expenses – other line item in your statements of income. Refer to paragraph 30 of SFAS 52.

(o) Revenue Recognition, page 34

15. Please expand your discussion about the recognition of performance fees related to management fee arrangements. Please confirm to us that you account for all of these performance fees using Method 2 of EITF D-96, which is to record as revenue the amount that would be due at any point in time. Please also disclose the terms of these arrangements that include performance fees, including:
    - The measurement periods for these performance fees (monthly, quarterly, annual);
    - When amounts are paid including whether they are paid at the end of the measurement period; and
    - Whether there are any situations in which you could be required to payback any of the amounts.
    Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

Note 6 – Consolidation and Equity Investments, page 40

16. If there have been changes in the entities that are being consolidated or not consolidated from period to period, please expand your disclosures to address the following:
    - Please disclose what led to the consolidation or deconsolidation; and
    - Please clearly disclose the impact on your balance sheet and statements of income of the entities that were deconsolidated. In a similar manner, you should disclose the impact of any entities that were consolidated.

(b) Consolidated Variable Interest Entities, page 41

17. Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations in accordance with paragraph 23(b) of FIN 46(R).

(c) Non-Consolidated VIEs, page 41

18. Please address the following related to your investments in CDO entities:
    - Please provide us with a summary of your significant rights and obligations related to these entities;
    - Please tell us how your consideration of these rights and obligations led you to determine that you were not the primary beneficiary pursuant to FIN 46(R); and
    - Please disclose any significant estimates and assumptions used in your analysis as well as the impact of any reasonably likely changes.

Mr. Thomas R. Donahue
Federated Investors, Inc.
April 6, 2009
Page 6 of 7

(d) Equity Investment, page 41

19. On page 31 you disclose that you also use the equity method to account for investments in certain limited partnerships in which you are a general partner but do not have control of the partnership as a result of either substantive kick-out or participating rights held by the limited partners. Please disclose whether you accounted for any investments in limited partnerships using the equity method for any of the periods presented.

20. Please expand your disclosures regarding equity method investments to include all of the disclosures required by paragraph 20 of APB No. 18. These should include the aggregate value of each identified investment based on the quoted market price if a quoted market price is available. Please also provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

Note 13 – Deferred Sales Commissions and Nonrecourse Debt, page 46

21. Pursuant to the terms of a new sales program with an independent third party in March 2007, you began accounting for all new sales of your rights to future distribution fees and CDSCs related to Class B shares of sponsored funds as sales. Please disclose the specific terms of the new program which led to your determination that it was appropriate to treat these arrangements as sales. Please also disclose the amount of revenue recognized related to the sale of these rights and the related amount of deferred costs expensed for each period presented. Refer to paragraph 11 of FASB Staff Position No. EITF 85-24-1.

Note 22 – Commitments and Contingencies, page 54

22. Regarding the legal claims of which you are party to, please disclose the range of loss in excess of amounts accrued that is reasonably possible or state that such an estimate cannot be made. See paragraph 10 of SFAS 5.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief